UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang Chief Financial Officer

Date: February 28, 2017

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EXHIBIT INDEX

Exhibit 99.1 – Press Release

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Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR

THE FOURTH QUARTER AND FULL YEAR 2016

SHANGHAI, February 27, 2017 —Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced its unaudited financial results for the fourth quarter of 2016 and the full year ended December 31, 2016.

FOURTH QUARTER 2016 FINANCIAL HIGHLIGHTS

•	Net revenues in the fourth quarter of 2016 were RMB646.2 million (US$93.1 million), a 12.6% increase from the corresponding period in 2015.

(RMB millions, except percentages)	Q4 2015	Q4 2016	YoY Change
Wealth management	431.3	488.2	13.2%
Asset management	127.2	136.4	7.2%
Internet finance	15.2	21.6	41.8%

Total net revenues	573.7	646.2	12.6%

•	Income from operations in the fourth quarter of 2016 was RMB83.4 million (US$12.0 million), a 77.2% increase from the corresponding period in 2015.

(RMB millions, except percentages)	Q4 2015	Q4 2016	YoY Change
Wealth management	50.3	82.4	63.8%
Asset management	52.7	43.5	(17.5%)
Internet finance	(56.0)	(42.5)	(24.1%)

Total income from operations	47.0	83.4	77.2%

•	Net income attributable to Noah shareholders in the fourth quarter of 2016 was RMB107.4 million (US$15.5 million), a 28.5% increase from the corresponding period in 2015.

•	Non-GAAP[1] net income attributable to Noah shareholders in the fourth quarter of 2016 was RMB131.4 million (US$18.9 million), a 23.7% increase from the corresponding period in 2015.

FULL YEAR 2016 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2016 were RMB2,513.6 million (US$362.0 million), an 18.6% increase from the full year 2015.

(RMB millions, except percentages)	FY 2015	FY 2016	YoY Change
Wealth management	1,597.5	1,931.7	20.9%
Asset management	465.0	531.8	14.4%
Internet finance	57.4	50.1	(12.7%)

Total net revenues	2,119.9	2,513.6	18.6%

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation

•	Income from operations in the full year 2016 was RMB667.3 million (US$96.1 million), a 19.4% increase from the full year 2015.

(RMB millions, except percentages)	FY 2015	FY 2016	YoY Change
Wealth management	466.1	526.0	12.9%
Asset management	247.6	321.3	29.8%
Internet finance	(154.8)	(180.0)	16.2%

Total income from operations	558.8	667.3	19.4%

•	Net income attributable to Noah shareholders in the full year 2016 was RMB643.8 million (US$92.7 million), a 20.2% increase from the full year 2015.

•	Non-GAAP net income attributable to Noah shareholders in the full year 2016 was RMB723.0 million (US$104.1 million), a 19.8% increase from the full year 2015.

FOURTH QUARTER AND FULL YEAR 2016 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China.

•	The total number of registered clients as of December 31, 2016 was 135,396, a 36.7% increase since December 31, 2015.

•	The total number of active clients[2] during the fourth quarter of 2016 was 4,532, a 1.5% decrease from the corresponding period in 2015. The total number of active clients during the full year 2016 was 12,027, a 4.3% decrease from the full year 2015.

•	The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2016 was RMB24.9 billion (US$3.6 billion), a 24.4% increase from the corresponding period in 2015.

Product type	Three months ended December 31,
	2015		2016
	(RMB in billions, except percentages)
Fixed income products	11.2	55.7%	14.3	57.5%
Private equity products	6.4	32.0%	8.5	34.2%
Secondary market equity fund products	4.8	23.9%	1.7	6.8%
Other products[3]	(2.3)	(11.6%)	0.4	1.5%

All products	20.0	100%	24.9	100.0%

•	The aggregate value of wealth management products distributed by the Company during the full year 2016 was RMB101.4 billion (US$15.2 billion), a 2.4% increase from the full year 2015.

Product type	Twelve months ended December 31,
	2015		2016
	(RMB in billions, except percentages)
Fixed income products	36.6	37.0%	64.5	63.6%
Private equity products	31.9	32.2%	27.5	27.2%
Secondary market equity fund products	28.1	28.3%	7.8	7.7%
Other products	2.4	2.4%	1.5	1.5%

All products	99.0	100%	101.4	100.0%

[2]	“Active clients” refers to registered clients who purchased wealth management products distributed by Noah during the period specified.
[3]	“Other products” distributed by the wealth management business in the fourth quarter of 2015 is a negative figure due to the net redemption of mutual fund products; from 2016 mutual fund products are distributed by the internet finance platform and are no longer included in “other products”.

•	The average transaction value per client[4] in the fourth quarter of 2016 was RMB5.5 million (US$0.8 million), a 26.3% increase from the corresponding period in 2015. The average transaction value per client in the full year 2016 was RMB8.4 million (US$1.2 million), a 7.1% increase from the full year 2015.

•	The coverage network included 185 branches and sub-branches covering 71 cities as of December 31, 2016, up from 173 branches and sub-branches covering 71 cities as of September 30, 2016, and 135 branches and sub-branches covering 67 cities as of December 31, 2015.

•	The number of relationship managers was 1,169 as of December 31, 2016, up from 1,095 and 1,098 as of September 30, 2016 and December 31, 2015, respectively.

Asset Management Business

Gopher Asset Management, the Company’s subsidiary, is a leading alternative asset manager in China. Gopher Asset Management develops and manages private equity, real estate, secondary market and other investments denominated in both Renminbi and foreign currencies.

•	The total assets under management as of December 31, 2016 were RMB120.9 billion (US$17.4 billion), a 5.3% increase from September 30, 2016 and a 39.6% increase from December 31, 2015.

Product type	As of September 30, 2016		Asset Growth	Asset Expiration/ Redemption	As of December 31, 2016
	(RMB billions, except percentages)
Real estate investments	25.0	21.8%	5.3	7.2	23.2	19.2%
Private equity investments	54.7	47.6%	7.0	—	61.7	51.0%
Secondary market investments	10.3	9.0%	0.1	2.1	8.3	6.9%
Other investments	24.9	21.6%	7.0	4.1	27.8	23.0%

All products	114.8	100.0%	19.4	13.3	120.9	100.0%

Product type	As of December 31, 2015		Asset Growth	Asset Expiration/ Redemption	As of December 31, 2016
	(RMB billions, except percentages)
Real estate investments	31.8	36.7%	28.4	37.0	23.2	19.2%
Private equity investments	37.9	43.7%	25.2	1.4	61.7	51.0%
Secondary market investments	10.7	12.3%	2.8	5.2	8.3	6.9%
Other investments	6.3	7.3%	28.7	7.2	27.8	23.0%

All products	86.7	100.0%	85.1	50.9	120.9	100.0%

Internet Finance Business

The Company’s internet finance business provides financial products and services through a proprietary internet finance platform targeting mass affluent individuals in China.

•	The aggregate value of financial products distributed by the Company through its internet finance platform in the fourth quarter of 2016 was RMB7.6 billion (US$1,133.6 million), an 81.0% increase from the fourth quarter of 2015. The aggregate value of financial products distributed by the Company through its internet finance platform in the full year 2016 was RMB20.1 billion (US$2,895.6 million), a 68.1% increase from the full year 2015.

[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that were purchased by active clients during the period specified.

•	The total number of clients through its internet finance platform as of December 31, 2016 was 402,815, up from 346,016 and 277,372 as of September 30, 2016 and December 31, 2015, respectively.

Mr. Kenny Lam, Group President of Noah, commented, “We are very pleased with our fourth quarter and full year financial results. We have delivered record profits in 2016 and beat our profit guidance. 2016 was a year in transition – in market, in regulation and in competition. We have been able to achieve stable operating results amidst the volatile market environment. More importantly, in 2016, we have been able to make substantial progress in building a solid foundation for our medium to long term growth. Our core Wealth Management business has been substantially upgraded in its servicing capabilities and has expanded into new geographies. Our newer businesses – Asset Management and Internet Finance – are bringing impactful results to the Group, with business models refined and new talent added. We are entering into 2017 with high confidence and are committed to extending our leadership across our businesses.”

FOURTH QUARTER 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2016 were RMB646.2 million (US$93.1 million), a 12.6% increase from the corresponding period in 2015, primarily due to increases in one-time commission revenues and recurring service fees more than offsetting the decrease in performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the fourth quarter of 2016 were RMB260.4 million (US$37.5 million), a 27.6% increase from the corresponding period in 2015. The increase was primarily due to an increase in the aggregate value of the wealth management products distributed by the Company.

•	Net revenues from recurring service fees for the fourth quarter of 2016 were RMB208.8 million (US$30.1 million), a 17.7% increase from the corresponding period in 2015. The increase was primarily due to the cumulative effect of wealth management products with recurring service fees previously distributed by the Company.

•	Net revenues from performance-based income for the fourth quarter of 2016 were RMB3.4 million (US$0.5 million), a 87.4% decrease from the corresponding period in 2015, primarily due to a decrease in performance-based income from secondary market products compared to the corresponding period in 2015.

•	Net revenues from other service fees for the fourth quarter of 2016 were RMB15.7 million (US$2.3 million), a 31.6% decrease from the corresponding period in 2015, primarily due to the reclassification of some of the other service fee income starting from the fourth quarter of 2016.

•	Asset Management Business

•	Net revenues from recurring service fees for the fourth quarter of 2016 were RMB125.7 million (US$18.1 million), a 31.6% increase from the corresponding period in 2015. The increase was primarily due to the increase in assets under management by the Company.

•	Net revenues from performance-based income for the fourth quarter of 2016 were RMB10.3 million (US$1.5 million), a 65.8% decrease compared with the corresponding period in 2015, primarily due to a decrease in performance-based income from secondary market products compared to the corresponding period in 2015.

•	Internet Finance Business

•	Net revenues for the fourth quarter of 2016 were RMB21.6 million (US$3.1 million), a 41.8% increase from the corresponding period in 2015, primarily due to increased volumes of financial products distributed by the internet wealth management platform compared with the corresponding period in 2015.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the fourth quarter of 2016 were RMB562.8 million (US$81.1 million), a 6.9% increase from the corresponding period in 2015. The increase was primarily due to increased marketing expenses and rental and related expenses associated with the new head office building which was put into use in the first quarter of 2016.

•	Wealth Management Business

Operating costs and expenses for the fourth quarter of 2016 were RMB405.9 million (US$58.5 million), a 6.5% increase from the corresponding period in 2015.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the fourth quarter of 2016 were RMB267.9 million (US$38.6 million), a 4.1% increase from the corresponding period in 2015. In the fourth quarter of 2016, relationship manager compensation increased by 0.7% from the corresponding period in 2015. Other compensation for the fourth quarter of 2016 increased by 8.7% from the corresponding period in 2015, primarily due to an increase in the number of back-office employees.

•	Selling expenses for the fourth quarter of 2016 were RMB84.7 million (US$12.2 million), a 13.1% increase from the corresponding period in 2015, primarily due to an increase in general marketing initiatives.

•	General and administrative expenses for the fourth quarter of 2016 were RMB37.5 million (US$5.4 million), an 21.9% increase from the corresponding period in 2015, primarily due to an increase in rental and related expenses.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the fourth quarter of 2016 were RMB24.9 million (US$3.6 million), a decrease of 24.6% from the corresponding period in 2015.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB9.2 million (US$1.3 million) in government subsidies in the fourth quarter of 2016, compared to RMB15.0 million in the corresponding period of 2015.

•	Asset Management Business

Operating costs and expenses for the fourth quarter of 2016 were RMB92.9 million (US$13.4 million), a 24.7% increase from the corresponding period in 2015.

•	Compensation and benefits include compensation of investment professionals, fund operation professionals, institutional sales, and other back-office employees. Compensation and benefits for the fourth quarter of 2016 were RMB39.2 million (US$5.6 million), a 10.0% decrease from the corresponding period in 2015. The decrease was primarily due to less performance-based compensation to fund managers as lower performance-based income was recognized in the fourth quarter of 2016 compared with the corresponding period in 2015.

•	Selling expenses for the fourth quarter of 2016 were RMB6.0 million (US$0.9 million), compared with RMB3.7 million in the corresponding period of 2015, an increase of 60.4%, primarily due to an increase in expenses related to brand promotion.

•	General and administrative expenses for the fourth quarter of 2016 were RMB25.3 million (US$3.6 million), a 17.3% increase from the corresponding period in 2015, primarily due to increased rental and related expenses and depreciation of fixed assets.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB4.8 million (US$0.7 million) in government subsidies in the fourth quarter of 2016, compared to RMB1.4 million in the corresponding period in 2015.

•	Internet Finance Business

Operating costs and expenses for the fourth quarter of 2016 were RMB64.1 million (US$9.2 million), a 10.0% decrease from the corresponding period in 2015. Operating costs and expenses for the fourth quarter of 2016 primarily consisted of compensation and benefits of RMB33.4 million (US$4.8 million), selling expenses of RMB7.9 million (US$1.1 million), general and administrative expenses of RMB8.4 million (US$1.2 million) and other operating expenses of RMB14.4 million (US$2.1 million).

Operating Margin

Operating margin for the fourth quarter of 2016 was 12.9%, compared to 8.2% for the corresponding period in 2015.

•	Operating margin for the wealth management business for the fourth quarter of 2016 was 16.9%, compared to 11.7% for the corresponding period in 2015.

•	Operating margin for the asset management business for the fourth quarter of 2016 was 31.9%, compared to 41.4% for the corresponding period in 2015.

•	Operating loss for internet finance business for the fourth quarter of 2016 was RMB42.5 million (US$6.1 million) compared with RMB56.0 million for the corresponding period of the prior year.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2016 were RMB22.2 million (US$3.2 million), a 210.9% increase from the corresponding period in 2015. The increase was primarily due to the combined impact of a higher effective tax rate and higher taxable income.

Net Income

•	Net Income

•	Net income for the fourth quarter of 2016 was RMB81.7 million (US$11.8 million), a 9.1% increase from the corresponding period in 2015.

•	Net margin for the fourth quarter of 2016 was 12.6%, compared to 13.1% for the corresponding period in 2015.

•	Net income attributable to Noah shareholders for the fourth quarter of 2016 was RMB107.4 million (US$15.5 million), a 28.5% increase from the corresponding period in 2015.

•	Net income per basic and diluted ADS for the fourth quarter of 2016 was RMB1.90 (US$0.27) and RMB1.86 (US$0.27), respectively, as compared to RMB1.49 and RMB1.46, respectively, for the corresponding period in 2015.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2016 was RMB131.4 million (US$18.9 million), a 23.7% increase from the corresponding period in 2015.

•	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2016 was 20.3%, compared to 18.5% for the corresponding period in 2015.

•	Non-GAAP net income per diluted ADS for the fourth quarter of 2016 was RMB2.26 (US$0.33), as compared to RMB1.84 for the corresponding period in 2015.

FULL YEAR 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2016 were RMB2,513.6 million (US$362.0 million), an 18.6% increase from the full year 2015, primarily due to increases in one-time commission revenues and recurring service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the full year 2016 were RMB1,106.7 million (US$159.4 million), a 39.5% increase from the full year 2015. The increase was primarily due to an increase in the aggregate value of the wealth management products distributed by the Company.

•	Net revenues from recurring service fees for the full year 2016 were RMB746.5 million (US$107.5 million), a 19.5% increase from the full year 2015. The increase was primarily due to the cumulative effect of wealth management products with recurring service fees previously distributed by the Company.

•	Net revenues from performance-based income for the full year 2016 were RMB11.6 million (US$1.7 million), a 91.3% decrease from the full year 2015, primarily due to a decrease in performance-based income from secondary market products compared with the corresponding period in 2015.

•	Net revenues from other service fees for the full year 2016 were RMB66.9 million (US$9.6 million), representing a 48.2% increase from the full year 2015.

•	Asset Management Business

•	Net revenues from recurring service fees for the full year 2016 were RMB481.2 million (US$69.3 million), a 34.1% increase from the full year 2015. The increase was primarily due to the increase in assets under management by the Company.

•	Net revenues from performance-based income for the full year 2016 were RMB46.6 million (US$6.7 million), a 53.9% decrease from the full year 2015, primarily due to a year-over-year decrease in performance-based income received for positive performance of secondary market investments.

•	Internet Finance Business

•	Net revenues for the full year 2016 were RMB50.1 million (US$7.2 million), a 12.7% decrease from the full year 2015, mainly due to the transformation of the business model starting from the second half of 2015.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the full year 2016 were RMB1,846.3 million (US$265.9 million), an 18.3% increase from the full year 2015. The increase in operating costs and expenses was primary driven by increased expenses related to marketing and client engagement events, and increased rental expenses due to office expansion and relocation.

•	Wealth Management Business

Operating costs and expenses for the full year 2016 were RMB1,405.6 million (US$202.5 million), a 24.2% increase from the full year 2015.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the full year 2016 were RMB1,000.3 million (US$144.1 million), a 16.9% increase from the full year 2015. In 2016, relationship manager compensation increased by 9.7% from the full year 2015. Other compensation for the full year 2016 increased by 27.3% from the full year 2015, primarily due to increases in both the number of back-office employees and the amount of share-based compensation.

•	Selling expenses for the full year 2016 were RMB281.0 million (US$40.5 million), a 28.1% increase from the full year 2015. The increase was primarily due to an increase in general marketing initiatives and rental expenses.

•	General and administrative expenses for the full year 2016 were RMB120.8 million (US$17.4 million), a 53.2% increase from the full year 2015, primarily due to increased rental and related expenses and depreciation.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the full year 2016 were RMB82.1 million (US$11.8 million), an increase of 53.7% from the full year 2015. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB78.4 million (US$11.3 million) in government subsidies in the full year 2016, compared to RMB76.0 million in 2015.

•	Asset Management Business

Operating costs and expenses for the full year 2016 were RMB210.5 million (US$30.3 million), a 3.2% decrease from the full year 2015.

•	Compensation and benefits include compensation of investment professionals, fund operation professionals, institutional sales and other back-office employees. Compensation and benefits for the full year 2016 were RMB165.2 million (US$23.8 million), a 10.0% decrease from the full year 2015. The decrease was primarily due to less performance-based compensation to fund managers as lower performance-based income was recognized in the full year 2016 compared with the corresponding period in 2015.

•	Selling expenses for the full year 2016 were RMB16.2 million (US$2.3 million), a 6.4% decrease from the full year 2015, primarily due to an increase in expenses related to brand promotion.

•	General and administrative expenses for the full year 2016 were RMB77.2 million (US$11.1 million), a 44.2% increase from the full year 2015, primarily due to increased consulting fee.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB83.9 million (US$12.1 million) in government subsidies in the full year 2016, compared to RMB56.3 million in 2015.

•	Internet Finance Business

Operating costs and expenses for the full year 2016 were RMB230.1 million (US$33.1 million), an increase of 8.4% from the full year 2015. Operating costs and expenses primarily consisted of compensation and benefits of RMB135.0 million (US$19.4 million), selling expenses of RMB25.5 million (US$3.7 million), general and administrative expenses of RMB36.5 million (US$5.3 million) and other operating expenses of RMB33.1 million (US$4.8 million).

Operating Margin

Operating margin for the full year 2016 was 26.5%, compared to 26.4% for the full year 2015.

•	Operating margin for the wealth management business for the full year 2016 was 27.2%, compared to 29.2% for the full year 2015.

•	Operating margin for the asset management business for the full year 2016 was 60.4%, compared to 53.2% for the full year 2015.

•	Operating loss for internet finance business for the full year 2016 was RMB180.0 million (US$25.9 million), compared to RMB154.8 million for 2015.

Income Tax Expenses

Income tax expenses for the full year 2016 were RMB158.0 million (US$22.8 million), a 21.6% increase from the full year 2015, primarily due to an increase in taxable income.

Net Income

•	Net Income

•	Net income for the full year 2016 was RMB597.9 million (US$86.1 million), a 13.6% increase from the full year 2015.

•	Net margin for the full year 2016 was 23.8%, compared to 24.8% for 2015.

•	Net income attributable to Noah shareholders for the full year 2016 was RMB643.8 million (US$92.7 million), a 20.2% increase from the full year 2015.

•	Net income per basic and diluted ADS for the full year 2016 was RMB11.44 (US$1.65) and RMB11.04 (US$1.59), respectively, as compared to RMB9.54 and RMB9.15, respectively, for 2015.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the full year 2016 was RMB723.0 million (US$104.1 million), a 19.8% increase from the full year 2015.

•	Non-GAAP net margin attributable to Noah shareholders for the full year 2016 was 28.8%, compared to 28.5% for 2015.

•	Non-GAAP net income per diluted ADS for the full year 2016 was RMB12.36 (US$1.78), compared to RMB10.28 for 2015.

Balance Sheet and Cash Flow

As of December 31, 2016, the Company had RMB2,982.5 million (US$429.6 million) in cash and cash equivalents, compared to RMB1,756.9 million as of September 30, 2016 and RMB2,132.9 million as of December 31, 2015.

Cash inflow from the Company’s operating activities during the fourth quarter of 2016 was RMB613.3 million (US$88.3 million). Cash inflow from the Company’s operating activities for the full year of 2016 was RMB686.2 million (US$98.8 million), compared to RMB675.1 million for the full year of 2015.

Cash outflow from the Company’s investing activities during the fourth quarter of 2016 was RMB208.3 million (US$30.0 million). Cash outflow from the Company’s investing activities for the full year of 2016 was RMB883.8 million (US$127.3 million), compared to RMB759.5 million for the full year of 2015.

Cash inflow from the Company’s financing activities for the fourth quarter of 2016 was RMB788.0 million (US$113.5 million). Cash inflow from the Company’s financing activities was RMB994.6 million (US$143.3 million) for the full year of 2016, an increase from RMB462.8 million for the full year of 2015, primarily due to fund raisings for our subsidiaries completed in the fourth quarter of 2016.

On July 8, 2016, the Company’s board of directors authorized a share repurchase program of up to US$50 million worth of its issued and outstanding ADSs over the course of one year. As of December 31, 2016, the Company had repurchased 26,082 ADSs for approximately US$0.6 million under this program, inclusive of transaction charges.

2017 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2017 will be in the range of RMB825 million to RMB860 million, an increase of 14.1% to 18.9% compared to the full year 2016. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s fourth quarter and full year 2016 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time	Monday, February 27, 2017 at 8:00 p.m., U.S. Eastern Time Tuesday, February 28, 2017 at 9:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title	Noah Holdings Limited Fourth Quarter and Full Year 2016 Earnings Call
Participant Password	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until March 6, 2017 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10101376.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income attributable to Noah shareholders results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to Noah shareholders, non-GAAP net income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the full year 2016, Noah distributed over RMB101.4 billion (US$15.2 billion) of wealth management products. As of December 31, 2016, Noah had assets under management of RMB120.9 billion (US$17.4 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, secondary market products and insurance products. Gopher Asset Management, the Company’s subsidiary, is a leading alternative asset manager in China. Gopher Asset Management develops and manages private equity, real estate, secondary market and other investments denominated in both Renminbi and foreign currencies. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to mass affluent clients in China. Noah delivers customized financial solutions to clients through a network of 1,169 relationship managers across 185 branches and sub-branches in 71 cities in China, and serves the international investment needs of its clients through wholly owned subsidiaries in Hong Kong and the United States. The Company’s wealth management business had 135,396 registered clients as of December 31, 2016.

For more information please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

Effective October 1, 2015, the Company changed its reporting currency from U.S. dollars (“US$”) to Chinese Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance, as the majority of the Company’s operations are conducted in RMB, to align the Company’s reporting currency with its underlying operations and to reduce the impact that the increased volatility of the RMB to US$ exchange rate will have on the Company’s reported operating results. Prior to October 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in US$. In this announcement, the unaudited financial results for the fourth quarter of 2016 and the full year ended December 31, 2016 are stated in RMB. The related financial statements prior to October 1, 2015 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the full year ended December 31, 2016.

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.943 to US$1.00, the effective noon buying rate for December 31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2017 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In RMB)

(unaudited)

	As of
	September 30, 2016	December 31, 2016	December 31, 2016
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,756,854,969	2,982,509,565	429,570,728
Restricted cash	1,000,000	1,000,000	144,030
Short-term investments	494,312,947	299,174,435	43,090,081
Accounts receivable, net of allowance for doubtful accounts of nil at September 30, 2016 and December 31, 2016	225,246,430	204,131,815	29,401,097
Loans receivable, net	119,965,144	113,919,956	16,407,887
Amounts due from related parties	504,291,995	438,839,542	63,206,041
Other current assets	669,257,766	692,954,883	99,806,263

Total current assets	3,770,929,251	4,732,530,196	681,626,126
Long-term investments	322,657,930	346,920,327	49,966,920
Investment in affiliates	458,513,861	539,176,511	77,657,570
Property and equipment, net	219,148,582	243,489,512	35,069,784
Non-current deferred tax assets	43,574,044	55,726,799	8,026,329
Other non-current assets	36,645,231	38,646,355	5,566,233

Total Assets	4,851,468,899	5,956,489,700	857,912,963

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	422,789,431	555,228,116	79,969,482
Income tax payable	29,871,285	23,161,986	3,336,020
Amounts due to related parties	1,060	12,273,000	1,767,680
Deferred revenues	82,739,667	93,252,362	13,431,134
Deferred tax liabilities	1,699,213	—	—
Other current liabilities	544,277,187	891,796,304	128,445,384

Total current liabilities	1,081,377,843	1,575,711,768	226,949,700
Convertible notes	533,480,000	555,440,000	80,000,000
Non-current Deferred tax liabilities	—	4,456,335	641,846
Other non-current liabilities	110,310,153	98,945,858	14,251,168

Total Liabilities	1,725,167,996	2,234,553,961	321,842,714

Mezzanine Equity—Redeemable non-controlling Interest of Subsidiary	—	330,664,322	47,625,568

Equity	3,126,300,903	3,391,271,417	488,444,681

Total Liabilities and Equity	4,851,468,899	5,956,489,700	857,912,963

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2015	December 31, 2016	December 31, 2016	Change
	RMB	RMB	USD
Revenues:
Third-party revenues
One-time commissions[5]	127,057,777	164,146,291	23,641,983	29.2%
Recurring service fees	118,933,264	126,922,910	18,280,701	6.7%
Performance-based income	29,759,827	6,013,181	866,078	(79.8%)
Other service fees	39,394,494	37,178,460	5,354,812	(5.6%)

Total third-party revenues	315,145,362	334,260,842	48,143,574	6.1%

Related party revenues
One-time commissions[5]	88,915,817	98,615,887	14,203,642	10.9%
Recurring service fees	168,054,455	209,605,221	30,189,431	24.7%
Performance-based income	30,194,600	7,719,089	1,111,780	(74.4%)
Other service fees	158,108	391,621	56,405	147.7%

Total related party revenues	287,322,980	316,331,818	45,561,258	10.1%

Total revenues	602,468,342	650,592,660	93,704,832	8.0%
Less: business taxes and related surcharges	(28,745,806)	(4,361,781)	(628,227)	(84.8%)

Net revenues	573,722,536	646,230,879	93,076,605	12.6%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(147,065,089)	(150,033,244)	(21,609,282)	2.0%
Performance fee compensation	(2,477,428)	—	—	(100.0%)
Other Compensations	(191,731,525)	(190,475,463)	(27,434,173)	(0.7%)

Total compensation and benefits	(341,274,042)	(340,508,707)	(49,043,455)	(0.2%)
Selling expenses	(90,525,777)	(98,672,303)	(14,211,768)	9.0%
General and administrative expenses	(64,781,699)	(71,144,431)	(10,246,929)	9.8%
Other operating expenses	(46,919,354)	(66,591,568)	(9,591,181)	41.9%
Government subsidies	16,822,156	14,067,709	2,026,172	(16.4%)

Total operating costs and expenses	(526,678,716)	(562,849,300)	(81,067,161)	6.9%

Income from operations	47,043,820	83,381,579	12,009,444	77.2%

Other income:
Interest income	11,754,938	7,930,682	1,142,256	(32.5%)
Interest expenses	(4,508,093)	(4,871,269)	(701,609)	8.1%
Investment income	24,680,396	18,892,961	2,721,153	(23.4%)
Other income (expense)	1,345,430	(3,605,958)	(519,366)	(368.0%)

[5]	To realign the Company’s services provided under different business segments, starting from the first quarter of 2016, the Company reclassifies some of the revenues under “other service fees” to “one-time commissions”. Presentation of prior periods has been reclassified to reflect the same criteria.

	Three months ended
	December 31, 2015	December 31, 2016	December 31, 2016	Change
	RMB	RMB	USD
Total other income	33,272,671	18,346,416	2,642,434	(44.9%)

Income before taxes and loss from equity in affiliates	80,316,491	101,727,995	14,651,878	26.7%
Income tax expense	(7,126,689)	(22,157,108)	(3,191,287)	210.9%
Income from equity in affiliates	1,688,567	2,144,635	308,892	27.0%

Net income	74,878,369	81,715,522	11,769,483	9.1%
Less: loss attributable to non-controlling Interests	(8,658,997)	(20,311,844)	(2,925,514)	134.6%
Loss attributable to redeemable non-controlling interest of Subsidiary	—	(5,335,678)	(768,498)	—

Net income attributable to Noah Shareholders	83,537,366	107,363,044	15,463,495	28.5%

Income per ADS, basic	1.49	1.90	0.27	27.5%
Income per ADS, diluted	1.46	1.86	0.27	27.4%
Margin analysis:
Operating margin	8.2%	12.9%	12.9%
Net margin	13.1%	12.6%	12.6%
Weighted average ADS equivalent: [1]
Basic	56,078,056	56,482,118	56,482,118
Diluted	60,204,346	60,329,884	60,329,884
ADS equivalent outstanding at end of period	56,143,075	56,462,655	56,462,655

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2015	December 31, 2016	December 31, 2016	Change
	RMB	RMB	USD
Revenues:
Third-party revenues
One-time commissions[6]	413,178,932	810,645,359	116,757,217	96.2%
Recurring service fees	401,292,465	475,000,278	68,414,270	18.4%
Performance-based income	193,939,030	19,740,213	2,843,182	(89.8%)
Other service fees	106,299,714	117,793,855	16,965,844	10.8%

Total third-party revenues	1,114,710,141	1,423,179,705	204,980,513	27.7%

Related party revenues
One-time commissions[6]	428,923,066	321,441,733	46,297,239	(25.1%)
Recurring service fees	634,913,375	775,726,326	111,727,830	22.2%
Performance-based income	53,825,293	39,500,382	5,689,238	(26.6%)
Other service fees	324,231	1,787,923	257,514	451.4%

Total related party revenues	1,117,985,965	1,138,456,364	163,971,821	1.8%

Total revenues	2,232,696,106	2,561,636,069	368,952,334	14.7%
Less: business taxes and related surcharges	(112,768,265)	(48,063,299)	(6,922,555)	(57.4%)

Net revenues	2,119,927,841	2,513,572,770	362,029,779	18.6%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(524,629,723)	(563,619,789)	(81,178,135)	7.4%
Performance fee compensation	(24,786,763)	(8,145,016)	(1,173,126)	(67.1%)
Other Compensations	(615,075,893)	(728,639,155)	(104,945,867)	18.5%

Total compensation and benefits	(1,164,492,379)	(1,300,403,960)	(187,297,128)	11.7%
Selling expenses	(263,815,409)	(322,667,518)	(46,473,789)	22.3%
General and administrative expenses	(170,929,513)	(234,488,066)	(33,773,306)	37.2%
Other operating expenses	(94,624,304)	(151,087,419)	(21,761,115)	59.7%
Government subsidies	132,709,712	162,364,268	23,385,319	22.3%

Total operating costs and expenses	(1,561,151,893)	(1,846,282,695)	(265,920,019)	18.3%

Income from operations	558,775,948	667,290,075	96,109,760	19.4%

Other income:
Interest income	39,698,790	39,537,775	5,694,624	(0.4%)
Interest expenses	(16,050,359)	(19,288,813)	(2,778,167)	20.2%
Investment income	51,954,918	48,537,737	6,990,888	(6.6%)

[6]	To realign the Company’s services provided under different business segments, starting from the first quarter of 2016, the Company reclassifies some of the revenues under “other service fees” to “one-time commissions”. Presentation of prior periods has been reclassified to reflect the same criteria.

	Twelve months ended
	December 31, 2015	December 31, 2016	December 31, 2016	Change
	RMB	RMB	USD
Other income (expense)	455,030	(2,531,621)	(364,629)	(656.4%)

Total other income	76,058,379	66,255,078	9,542,716	(12.9%)

Income before taxes and loss from equity in affiliates	634,834,327	733,545,153	105,652,476	15.5%
Income tax expense	(129,885,747)	(157,996,588)	(22,756,242)	21.6%
Income from equity in affiliates	21,352,767	22,342,896	3,218,046	4.6%

Net income	526,301,347	597,891,461	86,114,280	13.6%
Less: loss attributable to non-controlling Interests	(9,522,737)	(40,601,294)	(5,847,803)	326.4%
Loss attributable to redeemable non-controlling interest of Subsidiary	—	(5,335,678)	(768,498)	—

Net income attributable to Noah Shareholders	535,824,084	643,828,433	92,730,581	20.2%

Income per ADS, basic	9.54	11.44	1.65	19.9%
Income per ADS, diluted	9.15	11.04	1.59	20.7%
Margin analysis:
Operating margin	26.4%	26.5%	26.5%
Net margin	24.8%	23.8%	23.8%
Weighted average ADS equivalent: [1]
Basic	56,171,042	56,300,278	56,300,278
Diluted	60,291,952	60,073,525	60,073,525
ADS equivalent outstanding at end of period	56,143,075	56,462,655	56,462,655

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In RMB)

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2015	2016	2016	Change
	RMB	RMB	USD
Net income	74,878,369	81,715,522	11,769,483	9.1%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,707,480	14,343,397	2,065,879	429.8%
Fair value fluctuation of available for sale Investment (after tax)	1,228,939	(12,478,953)	(1,797,343)	(1115.4%)

Comprehensive income	78,814,788	83,579,966	12,038,019	6.0%
Less: Comprehensive loss attributable to non-controlling interests	(8,669,054)	(20,314,230)	(2,925,858)	134.3%
Loss attributable to redeemable non-controlling interest of Subsidiary	—	(5,335,678)	(768,498)	—

Comprehensive income attributable to Noah Shareholders	87,483,842	109,229,874	15,732,374	24.9%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In RMB)

(unaudited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2015	2016	2016	Change
	RMB	RMB	USD
Net income	526,301,347	597,891,461	86,114,282	13.6%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	4,884,837	19,242,060	2,771,433	293.9%
Fair value fluctuation of available for sale Investment (after tax)	718,414	(3,000,729)	(432,195)	(517.7%)

Comprehensive income	531,904,598	614,132,792	88,453,520	15.5%
Less: Comprehensive loss attributable to non-controlling interests	(9,520,184)	(40,683,799)	(5,859,686)	327.3%
Loss attributable to redeemable non-controlling interest of Subsidiary	—	(5,335,678)	(768,498)	—

Comprehensive income attributable to Noah Shareholders	541,424,782	660,152,269	95,081,704	21.9%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of		Change
	December 31, 2015	December 31, 2016
Number of registered clients	99,019	135,396	36.7%
Number of relationship managers	1,098	1,169	6.5%
Number of cities under coverage	67	71	6.0%

	Three months ended		Change
	December 31, 2015	December 31, 2016
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,603	4,532	(1.5%)
Transaction value:
Fixed income products	11,164	14,337	28.4%
Private equity fund products	6,407	8,519	33.0%
Secondary market equity fund products	4,785	1,700	(64.5%)
Other products	(2,317)	364	(115.7%)

Total transaction value	20,039	24,920	24.4%

Average transaction value per client	4.35	5.50	26.3%

	Twelve months ended		Change
	December 31, 2015	December 31, 2016
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	12,573	12,027	(4.3%)
Transaction value:
Fixed income products	36,621	64,494	76.1%
Private equity fund products	31,917	27,545	(13.7%)
Secondary market equity fund products	28,054	7,846	(72.0%)
Other products	2,402	1,499	(37.6%)

Total transaction value	98,994	101,385	2.4%

Average transaction value per client	7.87	8.43	7.1%

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended December 31, 2016
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	163,809,499	336,792	—	164,146,291
Recurring service fees	109,457,782	17,465,128	—	126,922,910
Performance-based income	2,771,496	3,241,685	—	6,013,181
Other service fees	15,773,528	—	21,404,932	37,178,460

Total third-party revenues	291,812,305	21,043,605	21,404,932	334,260,842

Related party revenues
One-time commissions	98,591,458	24,429	—	98,615,887
Recurring service fees	100,947,935	108,657,286	—	209,605,221
Performance-based income	649,764	7,069,325	—	7,719,089
Other service fees	—	—	391,621	391,621

Total related party revenues	200,189,157	115,751,040	391,621	316,331,818

Total revenues	492,001,462	136,794,645	21,796,553	650,592,660
Less: business taxes and related surcharges	(3,766,556)	(420,761)	(174,464)	(4,361,781)

Net revenues	488,234,906	136,373,884	21,622,089	646,230,879

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(147,168,654)	(325,122)	(2,539,468)	(150,033,244)
Other compensation	(120,756,029)	(38,872,854)	(30,846,580)	(190,475,463)

Total compensation and benefits	(267,924,683)	(39,197,976)	(33,386,048)	(340,508,707)
Selling expenses	(84,740,172)	(6,011,625)	(7,920,506)	(98,672,303)
General and administrative expenses	(37,491,894)	(25,297,021)	(8,355,516)	(71,144,431)
Other operating expenses	(24,917,734)	(27,243,590)	(14,430,244)	(66,591,568)
Government subsidies	9,222,251	4,845,458	—	14,067,709

Total operating costs and expenses	(405,852,232)	(92,904,754)	(64,092,314)	(562,849,300)

Income from operations	82,382,674	43,469,130	(42,470,225)	83,381,579

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended December 31, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	126,830,277	227,500	—	127,057,777
Recurring service fees	103,525,654	15,407,610	—	118,933,264
Performance-based income	28,313,104	1,446,723	—	29,759,827
Other service fees	23,887,822	—	15,506,672	39,394,494

Total third-party revenues	282,556,857	17,081,833	15,506,672	315,145,362

Related party revenues
One-time commissions	87,393,071	1,522,746	—	88,915,817
Recurring service fees	82,789,078	85,265,377	—	168,054,455
Performance-based income	—	30,194,600	—	30,194,600
Other service fees	158,108	—	—	158,108

Total related party revenues	170,340,257	116,982,723	—	287,322,980

Total revenues	452,897,114	134,064,556	15,506,672	602,468,342
Less: business taxes and related surcharges	(21,623,140)	(6,860,507)	(262,159)	(28,745,806)

Net revenues	431,273,974	127,204,049	15,244,513	573,722,536

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(146,135,190)	(1,242,154)	312,255	(147,065,089)
Performance Fee Compensation	—	(2,477,428)	—	(2,477,428)
Other compensation	(111,121,819)	(39,855,764)	(40,753,942)	(191,731,525)

Total compensation and benefits	(257,257,009)	(43,575,346)	(40,441,687)	(341,274,042)
Selling expenses	(74,895,758)	(3,747,660)	(11,882,359)	(90,525,777)
General and administrative expenses	(30,752,315)	(21,561,697)	(12,467,687)	(64,781,699)
Other operating expenses	(33,052,868)	(7,017,494)	(6,848,992)	(46,919,354)
Government subsidies	14,980,060	1,397,228	444,868	16,822,156

Total operating costs and expenses	(380,977,890)	(74,504,969)	(71,195,857)	(526,678,716)

Income from operations	50,296,084	52,699,080	(55,951,344)	47,043,820

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended December 31, 2016
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	809,461,138	1,184,221	—	810,645,359
Recurring service fees	413,085,113	61,915,165	—	475,000,278
Performance-based income	11,143,779	8,596,434	—	19,740,213
Other service fees	67,435,787	—	50,358,068	117,793,855

Total third-party revenues	1,301,125,817	71,695,820	50,358,068	1,423,179,705

Related party revenues
One-time commissions	318,554,406	2,887,327	—	321,441,733
Recurring service fees	347,818,641	427,907,685	—	775,726,326
Performance-based income	706,390	38,793,992	—	39,500,382
Other service fees	722,009	—	1,065,914	1,787,923

Total related party revenues	667,801,446	469,589,004	1,065,914	1,138,456,364

Total revenues	1,968,927,263	541,284,824	51,423,982	2,561,636,069
Less: business taxes and related surcharges	(37,274,715)	(9,474,316)	(1,314,268)	(48,063,299)

Net revenues	1,931,652,548	531,810,508	50,109,714	2,513,572,770

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(556,553,499)	(1,452,611)	(5,613,679)	(563,619,789)
Performance Fee Compensation	—	(8,145,016)	—	(8,145,016)
Other compensation	(443,704,242)	(155,567,371)	(129,367,542)	(728,639,155)

Total compensation and benefits	(1,000,257,741)	(165,164,998)	(134,981,221)	(1,300,403,960)
Selling expenses	(280,993,783)	(16,171,723)	(25,502,012)	(322,667,518)
General and administrative expenses	(120,763,794)	(77,200,486)	(36,523,786)	(234,488,066)
Other operating expenses	(82,058,856)	(35,922,504)	(33,106,059)	(151,087,419)
Government subsidies	78,444,752	83,919,516	—	162,364,268

Total operating costs and expenses	(1,405,629,422)	(210,540,195)	(230,113,078)	(1,846,282,695)

Income from operations	526,023,126	321,270,313	(180,003,364)	667,290,075

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended December 31, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	412,658,931	520,001	—	413,178,932
Recurring service fees	334,983,117	66,309,348	—	401,292,465
Performance-based income	141,773,493	52,165,537	—	193,939,030
Other service fees	47,456,998	512,475	58,330,241	106,299,714

Total third-party revenues	936,872,539	119,507,361	58,330,241	1,114,710,141

Related party revenues
One-time commissions	424,590,048	4,333,018	—	428,923,066
Recurring service fees	324,182,643	310,730,732	—	634,913,375
Performance-based income	—	53,825,293	—	53,825,293
Other service fees	158,108	—	166,123	324,231

Total related party revenues	748,930,799	368,889,043	166,123	1,117,985,965

Total revenues	1,685,803,338	488,396,404	58,496,364	2,232,696,106
Less: business taxes and related surcharges	(88,285,200)	(23,408,513)	(1,074,552)	(112,768,265)

Net revenues	1,597,518,138	464,987,891	57,421,812	2,119,927,841

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(507,400,087)	(8,044,612)	(9,185,024)	(524,629,723)
Performance Fee Compensation		(24,786,763)	—	(24,786,763)
Other compensation	(348,504,061)	(150,661,189)	(115,910,643)	(615,075,893)

Total compensation and benefits	(855,904,148)	(183,492,564)	(125,095,667)	(1,164,492,379)
Selling expenses	(219,286,283)	(17,278,343)	(27,250,783)	(263,815,409)
General and administrative expenses	(78,850,681)	(53,554,038)	(38,524,794)	(170,929,513)
Other operating expenses	(53,374,913)	(19,411,331)	(21,838,060)	(94,624,304)
Government subsidies	75,960,496	56,304,348	444,868	132,709,712

Total operating costs and expenses	(1,131,455,529)	(217,431,928)	(212,264,436)	(1,561,151,893)

Income from operations	466,062,609	247,555,963	(154,842,624)	558,775,948

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2015	December 31, 2016	Change
	RMB	RMB
Net margin	13.1%	12.6%
Adjusted net margin attributable to Noah shareholders (non-GAAP)*	18.5%	20.3%
Net income attributable to Noah Shareholders	83,537,366	107,363,044	28.5%
Adjustment for share-based compensation related to:
Share options	13,888,693	11,853,518	(14.7%)
Restricted shares	8,805,247	12,177,664	38.3%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	106,231,306	131,394,226	23.7%
Net income attributable to Noah Shareholders per ADS, diluted	1.46	1.86	27.4%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	1.84	2.26	22.8%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2015	December 31, 2016	Change
	RMB	RMB
Net margin	24.8%	23.8%
Adjusted net margin attributable to Noah shareholders (non-GAAP)*	28.5%	28.8%
Net income attributable to Noah Shareholders	535,824,084	643,828,433	20.2%
Adjustment for share-based compensation related to:
Share options	33,912,040	39,008,208	15.0%
Restricted shares	33,760,448	40,163,109	19.0%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	603,496,572	722,999,750	19.8%
Net income attributable to Noah Shareholders per ADS, diluted	9.15	11.04	20.7%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	10.28	12.36	20.2%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.